

SECURITI 07002977)N

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2007
DIVISION OF MARKET REGULATION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 12077

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: James I. Black + Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S FLORIDA AVENUE
(No and Street)

LAKELAND (City) FL (State) 33801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JESS G TUCKER 863-686-4163
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NOBLES DECKER LENKER & CARDOSO CPA'S PA
(Name – *if individual, state last, first, middle name*)

102 W WHITING ST STE 201 (Address) TAMPA (City) FL (State) 33602-5114 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, GERALD L BLACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JAMES I BLACK & COMPANY, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public



JESS G. TUCKER
Notary Public, State of Florida
My comm. expires Feb. 22, 2010
Comm. No. DD 521549

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) ~~Statement of Changes in Financial Condition.~~ STATEMENT OF CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT ON INTERNAL ACCOUNTING CONTROL

AND

CLIENT ADVISORY COMMENTS

JAMES I. BLACK & COMPANY

DECEMBER 31, 2006

NOBLES, DECKER, LENKER & CARDOSO
Professional Association

Certified Public Accountants

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,



NOBLES, DECKER, LENKER & CARDOSO

COMMENTS AND OBSERVATIONS

I. Office Procedures

The Company has continued to allocate resources for appropriate personnel to further enhance their back office clearing and accounting procedures during 2006.

Management should be commended for its efforts in developing and updating the following:

1) Office Procedures Manual
2) Compliance Manuals and Written Supervisory Procedures
3) Policy for Anti-Money Laundering Program
4) Business Continuity Plan

Also, the Company has significantly increased written communication to its clients in order to appropriately update names, addresses, identification numbers, retirement account beneficiaries and other pertinent and required data.

II. Customer Accounts

In regards to margin customers, it is recommended that the Company review all margin customer accounts utilizing mutual funds as collateral and insure that the security positions are under the possession and control of James I Black & Company.

The Company experienced charge-offs related to customer accounts during the year due to late payment or failure to make payment on securities transactions. It is recommended that the Company strictly adhere to the trade settlement due dates and take timely and appropriate action where necessary.

AUDITED FINANCIAL STATEMENTS

JAMES I. BLACK & COMPANY

DECEMBER 31, 2006

NOBLES, DECKER, LENKER & CARDOSO

Professional Association

Certified Public Accountants

AUDITED FINANCIAL STATEMENTS
JAMES I. BLACK & COMPANY
DECEMBER 31, 2006

NOBLES, DECKER, LENKER & CARDOSO
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

102 W. WHITING STREET
SUITE 201
TAMPA, FLORIDA 33602-5114

TELEPHONE
813-223-3455
FAX
813-223-3515

INDEPENDENT AUDITOR'S REPORT

Board of Directors
James I. Black & Company
Lakeland, Florida

We have audited the accompanying statements of financial condition of James I. Black & Company as of December 31, 2006 and 2005, the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of James I. Black & Company as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nobles Decker Lenker + Cardoso

February 21, 2007

STATEMENTS OF FINANCIAL CONDITION
JAMES I. BLACK & COMPANY

	December 31, 2006	December 31, 2005
ASSETS		
Cash	$ 703,412	$ 181,876
Deposits with clearing organizations	63,753	145,969
Receivables:		
Brokers-dealers and clearing organizations	40,416	24,112
Brokerage customers	1,102,118	2,241,976
Securities, at market value	20,014	6,516
Refundable income taxes	-0-	3,099
Life insurance proceeds receivable	200,000	-0-
Exchange membership, at cost (approximate market value $34,000 in 2006 and $30,000 in 2005)	5,000	5,000
Furniture and equipment, net of accumulated depreciation of $159,938 and $168,961, respectively	42,109	75,902
	$ 2,176,822	$ 2,684,450
LIABILITIES AND STOCKHOLDERS' EQUITY		
Short-term bank loans	$ -0-	$ 760,000
Payables:		
Brokers-dealers and clearing organizations	17,196	-0-
Brokerage customers	975,347	933,344
Accounts payable and accrued expenses	41,140	24,468
Income taxes payable	2,016	-0-
Long-term note payable	-0-	29,273
Dividends payable	200,000	-0-
Total Liabilities	1,235,699	1,747,085
Stockholders' equity		
Common stock, no par value; 500 shares authorized, issued and outstanding at a stated value of $100 per share	50,000	50,000
Additional paid-in capital	25,000	25,000
Retained earnings	866,123	862,365
Total Stockholders' Equity	941,123	937,365
	$ 2,176,822	$ 2,684,450

See Notes to Financial Statements

STATEMENTS OF INCOME
JAMES I. BLACK & COMPANY

	Year Ended December 31, 2006	2005
REVENUES		
Commissions	$ 2,117,967	$ 2,070,871
Interest	157,806	110,245
Other	40,189	13,950
	2,315,962	2,195,066
EXPENSES		
Employee compensation and benefits	1,518,105	1,501,297
Interest	23,842	9,667
Floor brokerage, exchange and clearance fees	110,875	113,855
Communications and data processing	246,830	252,278
Occupancy	280,375	247,727
Other	123,629	66,536
	2,303,656	2,191,360
INCOME FROM OPERATIONS	12,306	3,706
OTHER INCOME		
Proceeds of life insurance	200,000	-0-
INCOME BEFORE INCOME TAXES	212,306	3,706
Provision for income taxes	8,548	2,581
NET INCOME	$ 203,758	$ 1,125

See Notes to Financial Statements

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
JAMES I BLACK & COMPANY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2004	$ 50,000	$ 25,000	$ 861,240	$ 936,240
Net income			1,125	1,125
Balance at December 31, 2005	$ 50,000	$ 25,000	$ 862,235	$ 937,365
Net income			203,758	203,758
Dividends			(200,000)	(200,000)
Balance at December 31, 2006	$ 50,000	$ 25,000	$ 866,123	$ 941,123

See Notes to Financial Statements

STATEMENTS OF CASH FLOWS
JAMES I. BLACK & COMPANY

	Year Ended December 31, 2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 203,758	$ 1,125
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	29,778	34,413
Gain on sale of equipment	(4,910)	-0-
(Increase) decrease in operating assets:		
Deposits with clearing organizations	82,216	(94,487)
Receivables:		
Brokers-dealers and clearing organizations	(16,304)	28,711
Brokerage customers	1,139,858	(522,770)
Securities	(13,498)	2,193
Refundable income taxes	3,099	(3,099)
Life insurance proceeds receivable	(200,000)	-0-
Increase (decrease) in operating liabilities:		
Short-term bank loans	(760,000)	651,000
Payables:		
Brokers-dealers and clearing organizations	17,196	-0-
Brokerage customers	42,003	(12,534)
Accounts payable and accrued expenses	16,672	11,452
Income taxes payable	2,016	(3,910)
NET CASH PROVIDED BY OPERATING ACTIVITIES	541,884	92,094
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of equipment	20,000	-0-
Acquisition of furniture and equipment	(11,075)	(35,654)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	8,925	(35,654)
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal payments on long-term note payable	(29,273)	(7,099)
NET CASH USED BY FINANCING ACTIVITIES	(29,273)	(7,099)
NET INCREASE IN CASH	521,536	49,341
CASH AT BEGINNING OF YEAR	181,876	132,535
CASH AT END OF YEAR	$ 703,412	$ 181,876
SUPPLEMENTAL DISCLOSURES		
Interest paid	$ 21,126	$ 7,139
Income tax paid	$ 3,433	$ 9,590

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS
JAMES I. BLACK & COMPANY

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity: James I. Black & Company (the Company) was founded in 1964 and is primarily engaged in the securities brokerage business in Lakeland, Florida. The Company is a broker-dealer registered with the Securities and Exchange Commission.

Security Transactions: Securities transactions and related commission revenues and expenses of the Company are recorded in the accounts on a trade date basis. The customers' securities are recorded on a settlement date basis. The Company's accounting and reporting policies conform to generally accepted accounting principles. The Company uses the direct write-off method to charge-off accounts when they are determined to be uncollectable after trade settlement date.

Securities: Securities owned by the Company are valued at market and the resulting unrealized gains and losses are reflected in income.

Exchange Membership: The Company's exchange membership, which represents ownership interest in an exchange and provides the Company with the right to conduct business on the exchange, is recorded at cost.

Furniture and equipment: Furniture and equipment are stated at cost. Depreciation is determined using the declining-balance method over the estimated useful lives of the assets, ranging from three to seven years.

Pervasiveness of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising: The Company's policy is to expense advertising costs as the costs are incurred. Advertising expense was $7,622 and $1,484 for the years ended December 31, 2006 and 2005, respectively.

NOTE B -- RECEIVABLE FROM AND PAYABLE TO BROKERAGE CUSTOMERS

Accounts receivable from and payable to brokerage customers include amounts arising from cash and margin transactions. Securities owned by brokerage customers are held as collateral for receivables. Such collateral is not reflected in the accompanying financial statements.

NOTE C -- BANK LOANS

The Company makes short-term bank loans under a credit agreement of up to $3,000,000. The borrowings are payable on demand and are fully collateralized by the customers' margin account securities at a 70% advance ratio. As of December 31, 2006 and 2005, the bank loan balances of $-0- and $760,000, respectively, were collateralized by margin customer securities of $205,083 and $2,101,247, respectively. The interest rate charged is .5 percentage point (1/2%) above the bank's prime rate (7% at December 31, 2006).

NOTE D -- LONG-TERM NOTE PAYABLE

Note Payable to GMAC Finance is an installment note dated October 23, 2003, in the original amount of $44,390. The remaining principal of $29,273 was paid in full during 2006.

NOTE E -- INCOME TAXES

The components of the provision for corporate income tax are as follows:

	2006	2005
Current		
Federal	$ 6,368	$ 2,069
State	2,180	512
	$ 8,548	$ 2,581

A reconciliation of the expected and the reported provision for corporate income tax follows:

	2006	2005
Provision expected based on statutory rates	70,603	$ 729
Effect of (non-taxable) non-deductible and other items, net	(62,055)	1,852
	$ 8,548	$ 2,581

NOTE F -- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). As a result, the Company is required to maintain a minimum net capital level. As of December 31, 2006, the Company had net capital of $805,003 and net capital requirements of $250,000, resulting in $555,003 excess net capital.

NOTE G – SAVINGS INCENTIVE MATCH PLAN FOR EMPLOYEES

During 2004, the Company established a Savings Incentive Match Plan for Employees (SIMPLE - IRA), whereby the employees may elect to contribute up to $12,500 (including catch-up contributions for employees over age 49) of their gross wages upon meeting age and length of service requirements. The Company made a contribution of 3% of electing employees' wages. Employer contributions to the Plan totaled $36,643 and $35,944 for the years ended December 31, 2006 and 2005, respectfully.

NOTE H -- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company purchases and sells securities and commodities as either principal or agent on behalf of its cash or margin customers. If either the customer or a counter-party fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction.

NOTE I -- SUBORDINATED LIABILITIES

The Company did not have liabilities subordinated to claims of general creditors as of December 31, 2006 and 2005, nor were there any increases or decreases in such liabilities during the respective years then ended.

NOTE J -- CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits in excess of federally insured limits during the year. Concentration risks as of December 31, 2006 and 2005 amounted to $521,658 and $82,783, respectfully.

NOTE K -- RELATED PARTY TRANSACTIONS

The Company leases office space on a month to month basis from an entity owned by two of its stockholders. These rents paid, which are included in occupancy expenses for the years ended December 31, 2006 and 2005, were $72,000, respectively.

A stockholder of the Company is a managing partner of a commodity pool fund which started operations during 2006. During 2006, the Company earned $355,000 of revenue from the fund and the stockholder accrued compensation of $177,500 related to such revenue. The entity operating the commodity pool fund paid the Company $10,250 for operating expenses during 2006. This amount is included in other income.

NOTE L -- COMMITMENTS

The Company has entered into non-cancelable equipment leases and future minimum rentals are as follows:

December 31	Amount
2007	$ 18,115
2008	18,115
2009	8,881
	$ 45,111

Annual equipment rental expenses included in occupancy expenses for the years ended December 31, 2006 and 2005 were $19,489 and $13,013, respectively.

NOTE M -- COMPUTATION OF RESERVE REQUIREMENTS

As of December 31, 2006, the Company had a required reserve requirement computation of $409,255 with an actual deposit of $2,700. During January 2007, the Company determined that there was an improper reserve requirement computation. Consequently, prior to filing the Focus report for the quarter ended December 31, 2006, the Company transferred $300,000 to the reserve deposit account to meet the required reserve computation determined subsequent to year end. In addition, certain customer mutual fund positions were transferred to the control and possession of the Company, which further reduced the required reserve.

NOTE N -- SUBSEQUENT EVENT

On or about February 7, 2007, the Company was notified that the NASD would be conducting an investigation regarding federal securities laws. As of this date, no complaint or formal disciplinary proceedings have been initiated.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

JAMES I. BLACK & COMPANY

As of December 31, 2006

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

JAMES I. BLACK & COMPANY

As of December 31, 2006

Stockholders' equity		$ 941,123
Deductions and charges		
Non-allowable assets		
Exchange memberships	5,000	
Furniture and equipment	42,109	
Unsecured accounts	86,009	
		133,118
Net capital before haircuts on security position		808,005
Less:		
Haircuts on security positions		3,002
Net capital		$ 805,003
Aggregate indebtedness		$ 1,235,699
Minimum net capital required		$ 250,000
Excess net capital		$ 555,003
Excess net capital at 1000%		$ 681,433
Ratio: Aggregate indebtedness to net capital	1.54 to 1	

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2006)	
Net capital as reported in Company's Part II (unaudited Focus report)	$ 812,355
Adjustment to income tax provision	(2,016)
Adjustment to receivables	7,630
Adjustment to accruals	(12,966)
Net capital per above	$ 805,003

SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JAMES I. BLACK & COMPANY

As of December 31, 2006

Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$ 975,347
Customer securities failed to receive	17,196
Concentration charge	177,276
Net capital charge	100,899
Total credit items	1,270,718
Debit balances:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3	880,951
Total debit items	880,951
RESERVE COMPUTATION	
Excess of total credits over total debits	$ 389,767
105% of excess of total credits; required reserve deposit	$ 409,255
Amount on deposit at December 31, 2006	$ 2,700
RECONCILIATION WITH COMPANY'S COMPUTATION (included In Part II of Form X-174-5 as of December 31, 2006)	
Required deposit as reported in Company's Part II (unaudited Focus report)	$ 406,893
Adjustment to accounts	2,362
Required deposit per this computation	$ 409,255

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JAMES I. BLACK & COMPANY

As of December 31, 2006

	Market Value	Number of Items
1) Customers' fully paid and excess margin securities not in the Company's possession or control as of December 31, 2006 but for which instructions to reduce possession or control had been issued as of December 31, 2006, but for which the required action was not taken within the time frames specified under Rule 15c3-3	None	None
2) Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2006, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None	None

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

JAMES I. BLACK & COMPANY

As of December 31, 2006

The Company is exempt from making the daily computations of segregation and secured amount requirements pursuant to Section 4d(2) of the Commodity Exchange Act and Regulation 30.7 and the regulations thereunder, and the segregation of funds and secured amounts based upon such computations. As an introducing broker-dealer, the Company clears all commodities transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all of the accounts of such customers and maintains and preserves such books and records thereto.

END